UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2023

Commission File No. 001-36685

Kelso Technologies Inc.

(Translation of registrant's name into English)

13966 18B Avenue, Surrey, British Columbia V4A 8J1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [ ]

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

EXPLANATORY NOTE

On December 12, 2023, Kelso Technologies Inc. (the "Company") received written notice (the "Notice") from the NYSE American LLC (the "NYSE") stating that the Company is not in compliance with the continued listing standards as set forth in Section 1003(f)(v) of the NYSE American Company Guide.  The Notice stated that the NYSE American staff had determined that the Company's securities have been trading at a low price per share for a substantial period of time.  The Notice further stated that the Company's continued listing is predicated on it effecting a reverse stock split of its common shares or otherwise demonstrating sustained price improvement within a reasonable period of time, which the NYSE American determined to be no later than June 12, 2024.

On December 18, 2023, the Company issued a press release regarding receipt of the Notice. A copy of the press release is furnished herewith as Exhibit 99.1.

SUBMITTED HEREWITH

99.1	News Release dated December 18, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KELSO TECHNOLOGIES INC.

/s/ James R. Bond
James R. Bond
Chief Executive Officer

Date: December 18, 2023